APPLIED NEUROSOLUTIONS, INC.
50 Lakeview Parkway, Suite 111
Vernon Hills, IL 60061

April 25, 2006

Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 6010
Washington, D.C. 20549

Attention:	Greg Belliston Jeffrey Riedler

Re:       Applied NeuroSolutions, Inc. (the “Company”)
Schedule 14A
Filed March 24, 2006
File # 1-13835

Ladies and Gentlemen:

In response to your letter to us dated April 13, 2006, please be advised that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Schedule 14A filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to such filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Very truly yours,

               APPLIED NEUROSOLUTIONS, INC.

            By: /s/ DAVID ELLISON
        David Ellison
        Chief Financial Officer